Exhibit 99.4
Private and Confidential
Dated 23 March 2009
NAVIOS MARITIME HOLDINGS INC.
as Borrower
COMMERZBANK AG and HSH NORDBANK AG
as Lenders
HSH NORDBANK AG
as Swap Bank, Joint-Arranger, Agent,
Account Bank and Security Trustee
and
COMMERZBANK AG
as Joint-Arranger
as Swap Bank

THIRD SUPPLEMENTAL AGREEMENT

in relation to a Facility Agreement dated 1 February 2007 (as amended), for a loan facility of up to US$280,000,000
and a revolving credit facility of up to US$120,000,000
Piraeus

Index

Clause		Page No

1	INTERPRETATION	1

2	AGREEMENT OF THE LENDERS	2

3	CONDITIONS PRECEDENT	2

4	REPRESENTATIONS AND WARRANTIES	3

5	AMENDMENTS TO FACILITY AGREEMENT AND OTHER SECURITY DOCUMENTS	4

6	FURTHER ASSURANCES	6

7	FEES AND EXPENSES	7

8	NOTICES	7

9	SUPPLEMENTAL	7

10	LAW AND JURISDICTION	7

THIS AGREEMENT is made 23 March 2009
BETWEEN
(1)	NAVIOS MARITIME HOLDINGS INC. as Borrower;

(2)	COMMERZBANK AG and HSH NORDBANK AG as Lenders;

(3)	HSH NORDBANK AG as Swap Bank, Joint-Arranger, Agent, Account Bank and Security Trustee; and

(4)	COMMERZBANK AG as Joint-Arranger and Swap Bank.
BACKGROUND
(A)	By a Facility Agreement dated 1 February 2007 (as amended by supplements dated 15 November 2007 and 24 December 2007) and made between (i) the Borrower and (ii) the Lenders, the Lenders have made available to the Borrower a term loan of up to US$280,000,000 and a revolving loan of up to US$120,000,000.

(B)	The Borrower has made a request to the Lenders that they amend certain terms of the Facility Agreement.
IT IS AGREED as follows:
1	INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Facility Agreement shall have the same meanings when used in this Agreement unless the context otherwise requires.

1.2	Definitions. In this Agreement, unless the contrary intention appears:

“Charter Insurances” means all policies and contracts of insurance which are from time to time during the Facility Period in place or taken out or entered into by or for the benefit of the Owners in respect of loss of charter earnings and all benefits thereof (including claims of whatsoever nature and return of premiums);

“Charter Insurance Assignment” means a letter containing a first priority assignment of the Charter Insurances executed or to be executed by such named insured as the Agent may require in favour of the Security Trustee, in such form as the Agent and the Majority Lenders may in their sole discretion require;

“Effective Date” means the Banking Day not later than 15 February 2009 (or such later date as the Banks may agree with the Borrower) on which all the conditions precedent referred to in Clause 3.1 have been fulfilled by the Borrower;

“Facility Agreement” means the Facility Agreement dated 1 February 2007 as amended by the supplemental agreements dated 15 November 2007 and 24 December 2007 referred to in Recital (A);

“Mortgage Addendum” means, in respect of each of the Vessels, an addendum to the Mortgage in respect thereof, in such form as the Agent and the Majority Lenders may in their sole discretion require, and in the plural means all of them.

1.3	Application of construction and Interpretation provisions of Facility Agreement. Clauses 1.2, 1.3, 1.4, 1.5 and 1.6 of the Facility Agreement apply, with any necessary modifications, to this Agreement.

2	AGREEMENT OF THE LENDERS

2.1	Release and Discharge of Security. The Lenders agree to the amendments to the Facility Agreement set out in Clause 5 on condition that:

2.1.1	the Agent, or its authorised representative, has received the documents and evidence specified in Clauses 3.1 all in form and substance satisfactory to the Agent;

2.1.2	the representations and warranties contained in clause 4 are then true and correct as if each was made with respect to the facts and circumstances existing at such time and the same being unaffected by the release of the said security; and

2.1.3	no Default has occurred and being continuing and there is no Default which would result from the release of the said security or transfer of the Relevant Vessel.

3	CONDITIONS PRECEDENT

3.1	Conditions precedent to Release and Discharge of Security. The conditions referred to in Clause 2.1.1 are that the Agent shall have received the following documents:

(a)	Corporate documents

Certified Copies of all documents which evidence or relate to the constitution of the Borrower and each Owner and its current corporate existence;

(b)	Corporate authorities
(i)	Certified Copies of resolutions of the directors of each of the Borrower and each Owner approving this third Supplemental Agreement and such of the Security Documents to which such Security Party is a party and authorising the execution and delivery thereof and performance of such Security Party’s obligations thereunder, additionally certified by an officer of such Security Party as having been duly passed at a duly convened meeting of the directors of such Security Party and not having been amended, modified or revoked and being in full force and effect; and

(i)	originals or Certified Copies of any powers of attorney issued by any Security Party pursuant to such resolutions;
(c)	Required Authorisations

a certificate that there are no Required Authorisations or that there are no Required Authorisations except those described in such certificate and Certified Copies of which as duly executed (including any conditions and/or documents ancillary thereto) are appended thereto.

(d)	Certificate of incumbency

a list of directors and officers of each of the Borrower and each Owner, specifying the names and positions of such persons, certified by an officer of such Security Party to be true, complete and up to date;

(e)	Charter Insurance Assignment

The Charter Insurance Assignment duly executed by the Borrower, together with all notices required to be delivered by the terms thereof;

(f)	Charter Insurances: opinion

an opinion or opinions from insurance consultants and/or lawyers to the Agent on the liability of the relevant insurers in respect of the Charter Insurances in respect of any relevant charterer’s failure to perform in whole or in part under any Extended Employment Contract in all respects acceptable to the Agent;

(h)	Earnings Account

evidence that there is standing to the credit of the Earnings Account, in addition to any amounts required to be credited to pursuant to clause 14.3.1 of the Facility Agreement, USD6,125,000;

(i)	Mortgage Addenda registration

evidence that a Mortgage Addendum has been duly registered against each Panamanian Vessel in accordance with the laws of Panama;

(j)	amounts payable

evidence that the Agent has received (for distribution to the Lenders) all amounts due and payable under the Loan Agreement as amended by this Agreement;

(k)	Endorsement

the endorsement at the end of this Agreement signed by each Security Party (other than the Borrower);

(l)	Fees

evidence that the fees due and payable pursuant to Clause 7.2 of the Agreement have been paid in full;

(m)	London agent

documentary evidence that the agent for service of process named in clause 19 of the Facility Agreement has accepted its appointment; and

(n)	Further opinions, etc

any further opinions, consents, agreements and documents in connection with this Agreement and the Security Documents which the Agent may request by notice to the Borrower prior to the Effective Date.

4	REPRESENTATIONS AND WARRANTIES

4.1	Repetition of Facility Agreement representations and warranties. The Borrower represents and warrants to each Bank that the representations and warranties in clause 7 of the Facility Agreement, as amended and supplemented by this Agreement and updated with appropriate modifications to refer to this Agreement, remain true and not misleading if repeated on the date of this Agreement with reference to the circumstances now existing.

5	AMENDMENTS TO FACILITY AGREEMENT AND OTHER SECURITY DOCUMENTS

5.1	Specific amendments to Facility Agreement. With effect on and from the Effective Date the Facility Agreement shall be, and shall be deemed by this Agreement to be, amended as follows:
(a)	by adding in Clause 1.2 thereof each of the definitions in Clause 1.2 of this Agreement (other than the definitions of “Facility Agreement” and “Effective Date”);

(b)	by deleting from the definition of “Applicable Margin” in Clause 1.2 the words “the relevant one of the following as shall be notified to the Borrower by the Agent under Clause 3.5” and replacing them with the words “from 1 November 2008 up to and including 31 January 2010, 2% per annum and at all other times the relevant one of the following as shall be notified to the Borrower by the Agent under Clause 3.5”;

(c)	by deleting the definition of “LIBOR” from Clause 1.2 and replacing it with the following:

““LIBOR” means, for a particular period, between 1 November 2008 and 31 January 2010 the greater of (i) and (ii) below, and at all other times, (i) below:
(i)	the rate equal to the offered quotation for deposits in USD in an amount comparable with the amount in relation to which LIBOR is to be determined for a period equal to, or as near as possible equal to, the relevant period which appears on Reuters Screen LIBOR01 at or about 11 a.m. on the second Banking Day before the first day of such period (and, for the purposes of this Agreement, “Reuters Screen LIBOR01” means the display designated as “LIBOR01” on the Reuters Service or such other page as may replace LIBOR01 on that service for the purpose of displaying rates comparable to that rate or on such other service as may be nominated by the British Bankers’ Association as the information vendor for the purpose of displaying the British Bankers’ Association Interest Settlement Rates for USD); and

(ii)	the rate per annum determined by the Agent from any source the Agent may reasonably select to be the rate which reflects the actual cost to the Lenders of funding their respective Contributions (or the relevant part thereof) during the relevant Interest Period;
(d)	by deleting the definition of “Required Security Amount” from Clause 1.2 and replacing it with:

““Required Security Amount” means the amount in USD (as certified by the Agent) which is at any relevant time (i) from 1 November 2008 until 31 January 2010, one hundred per cent (100%) of the Aggregate Loan Amount and (ii) at all other times one hundred and twenty five per cent (125%) of the Aggregate Loan Amount;

(e)	by adding the Charter Insurance Assignment to the list of Security Documents in Clause 1.2;

(f)	by adding a new Clause 2.6.5 as follows:

“2.6.5 No Revolving Advance shall be made available hereunder during the period 1 January 2009 until 31 January 2010 unless the Security Value following the advance of such Revolving Advance would be at least 125% of the Aggregate Loan Amount following the advance of such Revolving Advance.”

(g)	By adding at the end of clause 8.1.18 the words: “provided that after 1 November 2008 the Borrower shall be required to provide Guarantees hereunder only (i) on the request of the Agent (acting on the instructions of the Majority Lenders, which they may give in their sole discretion) or (ii) from a New Guarantor on the request of the Agent (acting on the instructions of the Majority Lenders, which they may give in their sole discretion) following such New Guarantor acquiring substantial (in the opinion of the Majority Lenders) assets”;

(h)	by adding new Clause 8.1.21 as follows:

“8.1.21 the Borrower shall pay for the Earnings Account (or such other account which is subject to an Encumbrance in favour of the Security Trustee as the Agent may agree) USD5,000,000 on a date to be agreed under the Lenders and shall on each Repayment Date in 2009 and 2010 (commencing with a first such payment on 30 January 2009) pay USD1,125,000 to the Earnings Account or such other account (making a total of USD14,000,000, at all times in addition to the amounts required to be paid thereto pursuant to Clause 14.3.1) which aggregate amount (the “Credit Balance”) shall remain blocked on the Earnings Account (or such other account) and may be transferred therefrom only with the prior consent of the Lenders, and the Account Bank may (on the direction of the Lenders which the Lenders may exercise in their absolute discretion) at any time during the first 3 months of 2011 pay all or part of the Credit Balance to the Borrower or to the Lenders in partial prepayment of the Loan and/or the Revolving Loan, for application in accordance with Clause 8.2.1 or otherwise as the Lenders may in their sole discretion require”;

(i)	by adding new Clause 8.1.22 as follows:

“8.1.22 Forthwith upon the Agent’s demand, deliver to the Agent a Mortgage Addendum in respect of all of the Greek Vessels (or such of them as the Agent shall specify) duly executed by the Owner thereof together with (i) evidence that a Mortgage Addendum has been duly registered against each such Greek Vessel in accordance with the laws of Greece and (ii) documentation equivalent to that referred to in Part 1 of Schedule 4 at items (a)-(d) (inclusive) in respect of such Owner and the Mortgage Addenda executed by it, and pay all legal and other costs incurred by any Bank in relation thereto”; and

(i)	by construing references throughout to “this Agreement”, “hereunder” and other like expressions as if the same referred to the Facility Agreement as amended and supplemented by this Agreement.

5.2	Amendments to Security Documents. With effect on and from the Date hereof each of the Security Documents other than the Facility Agreement, shall be, and shall be deemed by this Agreement to be, amended as follows:
(a)	the definition of, and references throughout each of the Security Documents to, the Facility Agreement and any of the other Security Documents shall be construed as if the same referred to the Facility Agreement and those Security Documents as amended and supplemented by this Agreement or the Mortgage Addenda;

(b)	by construing references throughout each of the Security Documents to “this Agreement”, “this Deed”, “hereunder” and other like expressions as if the same referred to such Security Documents as amended and supplemented by this Agreement or the relevant Mortgage Addenda.
5.3	Security Documents to remain In full force and effect. The Security Documents shall remain in full force and effect as amended and supplemented by:
(a)	the amendments to the Security Documents contained or referred to in Clauses 5.1 and 5.2 or the relevant Mortgage Addenda; and

(b)	such further or consequential modifications as may be necessary to give full effect to the terms of this Agreement,
6	FURTHER ASSURANCES

6.1	Borrower’s obligation to execute further documents etc. The Borrower shall, and shall procure that any other party to any Security Document shall:
(a)	execute and deliver to the Agent (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, governed by the law of England or such other country as the Agent may, in any particular case, specify,

(b)	effect any registration or notarisation, give any notice or take any other step, which the Agent may, by notice to the Borrower or other party, specify for any of the purposes described in Clause 6.2 or for any similar or related purpose.
6.2	Purposes of further assurances. Those purposes are:
(a)	validly and effectively to create any Security Interest or right of any kind which the Lender intended should be created by or pursuant to the Facility Agreement or any other Security Document, each as amended and supplemented by this Agreement; and

(b)	implementing the terms and provisions of this Agreement.
6.3	Terms of further assurances. The Agent may specify the terms of any document to be executed by the Borrower or any other party under Clause 6.1, and those terms may include any covenants, powers and provisions which the Agent considers appropriate to protect its interests.

6.4	Obligation to comply with notice. The Borrower shall comply with a notice under Clause 6.1 by the date specified in the notice.

6.5	Additional corporate action. At the same time as the Borrower or any other party delivers to the Agent any document executed under Clause 6.1(a), the Borrower or such other party shall also deliver to the Agent a certificate signed by 2 of the Borrower’s or that other party’s directors which shall:
(a)	set out the text of a resolution of the Borrower’s or that other party’s directors specifically authorising the execution of the document specified by the Agent, and

(b)	state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under the Borrower’s or that other party’s articles of association or other constitutional documents.
7	FEES AND EXPENSES

7.1	Expenses. The provisions of clause 5 (Fees and Expenses) of the Facility Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

7.2	Fees. The Borrower shall pay to the Agent on the date of this Agreement:
(a)	for the account of the Lenders pro rata according to their respective Total Commitments a non-refundable fee of USD175,000; and

(b)	for the account of the Agent, a non-refundable management fee in the amount set out in the fee letter bearing even date with this Agreement addressed by the Borrower to the Agent.
8	NOTICES

8.1	General. The provisions of clause 17 (Notices and other Matters) of the Facility Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

9	SUPPLEMENTAL

9.1	Counterparts. This Agreement may be executed in any number of counterparts.

9.2	Third party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

10	LAW AND JURISDICTION

10.1	Governing law. This Agreement shall be governed by and construed in accordance with English law.

10.2	Incorporation of the Facility Agreement provisions. The provisions of clauses 18 and 19 (Governing Law and Jurisdiction) of the Facility Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.
IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

SIGNED as a deed by TODD JOHNSON	)	/s/ Todd Johnson
for and on behalf of	)
NAVIOS MARITIME HOLDINGS INC.	)
(as Borrower under and pursuant to	)
a power of attorney dated 10/02/2009)

SIGNED by ROBIN PARRY	)	/s/ Robin Parry
for and on behalf of	)
COMMERZBANK AG	)
(as a Lender))

SIGNED by ROBIN PARRY	)	/s/ Robin Parry
for and on behalf of	)
HSH NORDBANK AG	)
(as a Lender))

SIGNED by ROBIN PARRY	)	/s/ Robin Parry
for and on behalf of	)
HSH NORDBANK AG	)
(as a Swap Bank))

SIGNED by ROBIN PARRY	)	/s/ Robin Parry
for and on behalf of	)
HSH NORDBANK AG	)
(as Joint-Arranger, Agent, Account	)
Bank and Security Trustee))

SIGNED by ROBIN PARRY	)	/s/ Robin Parry
for and on behalf of	)
COMMERZBANK AG	)
(as Joint-Arranger))

SIGNED by ROBIN PARRY	)	/s/ Robin Parry
for and on behalf of	)
COMMERZBANK AG	)
(as Swap Bank))

Witness to all the above Signatures:	)
Name: Victoria Liacu	)	/s/ Victoria Liacu
Address; 47-49 Akti Miaouli, Piraeus, Greece	)

We on this       day of March 2009 hereby confirm and acknowledge that we have read and understood the terms and conditions of the above Supplemental Agreement and agree in all respects to the same and confirm that the Security Documents to which we are a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrower under the Facility Agreement (as amended by the Supplemental Agreement) and shall, without limitation, secure the Loan.

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou

VASILIKI PAPAEFTHYMIOU	VASILIKI PAPAEFTHYMIOU
For and on behalf of	For and on behalf of
NAVIOS CORPORATION	NAVIOS INTERNATIONAL INC.

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou

VASILIKI PAPAEFTHYMIOU	VASILIKI PAPAEFTHYMIOU
For and on behalf of	For and on behalf of
NAVIMAX CORPORATION	NAVIOS HANDYBULK INC.

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou

VASILIKI PAPAEFTHYMIOU	VASILIKI PAPAEFTHYMIOU
For and on behalf of	For and on behalf of
ANEMOS MARITIME HOLDINGS INC.	NAVIOS SHIPMANAGEMENT INC.

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou

VASILIKI PAPAEFTHYMIOU	VASILIKI PAPAEFTHYMIOU
For and on behalf of	For and on behalf of
ACHILLES SHIPPING CORPORATION	APOLLON SHIPPING CORPORATION

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou

VASILIKI PAPAEFTHYMIOU	VASILIKI PAPAEFTHYMIOU
For and on behalf of	For and on behalf of
HERAKLES SHIPPING CORPORATION	HIOS SHIPPING CORPORATION

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou

VASILIKI PAPAEFTHYMIOU	VASILIKI PAPAEFTHYMIOU
For and on behalf of	For and on behalf of
IONIAN SHIPPING CORPORATION	KYPROS SHIPPING CORPORATION

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou

VASILIKI PAPAEFTHYMIOU	VASILIKI PAPAEFTHYMIOU
For and on behalf of	For and on behalf of
ORBITER SHIPPING CORP.	MERIDIAN SHIPPING ENTERPRISES INC.

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou

VASILIKI PAPAEFTHYMIOU	VASILIKI PAPAEFTHYMIOU
for and on behalf of	for and on behalf of
KLEIMAR N.V.	MERCATOR SHIPPING CORPORATION

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou

VASILIKI PAPAEFTHYMIOU	VASILIKI PAPAEFTHYMIOU
For and on behalf of	For and on behalf of
ARC SHIPPING CORPORATION	NAV HOLDINGS LIMITED

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou

VASILIKI PAPAEFTHYMIOU	VASILIKI PAPAEFTHYMIOU
For and on behalf of	For and on behalf of
HORIZON SHIPPING ENTERPRISES	MAGELLAN SHIPPING CORPORATION
CORPORATION

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou

VASILIKI PAPAEFTHYMIOU	VASILIKI PAPAEFTHYMIOU
For and on behalf of	For and on behalf of
STAR MARITIME ENTERPRISES	HYPERION ENTERPRISES INC.
CORPORATION

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou

VASILIKI PAPAEFTHYMIOU	VASILIKI PAPAEFTHYMIOU
For and on behalf of	For and on behalf of
AEGEAN SHIPPING CORPORATION	HESTIA SHIPPING LTD.

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou

VASILIKI PAPAEFTHYMIOU	VASILIKI PAPAEFTHYMIOU
For and on behalf of	for and on behalf of
CORSAIR SHIPPING LTD.	KLEIMAR LTD.

/s/ Vasiliki Papaefthymiou

VASILIKI PAPAEFTHYMIOU
For and on behalf of
WHITE NARCISSUS MARINE S.A.